Exhibit 99.1

Beamr and TAG Video Systems Partner to Deliver Exceptional Video Quality and Performance

Herzeliya, Israel, June 27, 2023 (GLOBE NEWSWIRE) --  Beamr Imaging Ltd (NASDAQ: BMR), a leading provider of video encoding solutions, announced today the signing of a licensing agreement with TAG Video Systems, the world leader in software-based integrated IP Multiviewing, Probing, and Monitoring solutions. This collaboration aims to revolutionize video processing and deliver superior visual experiences to users worldwide.

TAG Video Systems plans to integrate Beamr’s cutting-edge Beamr 5 HEVC encoder into their flagship monitoring & visualization system. By incorporating this advanced encoder, TAG will elevate their video quality even further and enable comprehensive integrated support for High Dynamic Range (HDR) and DolbyVision technologies. This integration is expected to empower content creators and broadcasters to deliver captivating HDR visuals with greater precision, efficiency and flexibility.

Upon testing the Beamr 5 HEVC encoder, Tomer Schechter - TAG Video Systems CEO, commented on the encoder’s exceptional performance. “We were in search of a high-quality, high-performance HEVC software encoder, and Beamr surpassed our expectations in both speed and quality,” said Tomer. “Not only did Beamr’s encoder perform significantly faster, but it also produced superior video quality compared to other solutions including open source projects”

Sharon Carmel, Beamr CEO said: “TAG Video Systems’ reputation is a leader in IP monitoring and analysis tools. TAG’s expertise in UHD Multiviewer combined with their commitment to the highest quality standards make them an ideal partner for us. We are thrilled that TAG had such remarkable experience testing our codec SDK and we believe it serves as a testament to our excellence in video encoding solutions.”

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

About TAG Video Systems

TAG Video Systems is the global leader in software-based integrated IP Multiviewing, Probing, and Monitoring solutions. The company offers advanced tools that enable broadcasters, content creators, and service providers to streamline their operations, ensure video quality, and improve overall efficiency across all media workflows.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com